1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2011

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date May 20, 2011	By	/s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

兗州煤業股份有限公司

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT IN RELATION TO THE RESOLUTIONS PASSED

AT THE 2010 ANNUAL GENERAL MEETING

The 2010 AGM of the Company was held on 20 May 2011. All the resolutions set out in the notice of 2010 annual general meeting dated 25 March 2011 and the revised supplemental notice of 2010 annual general meeting dated 29 April 2011 were duly passed.

The Company will distribute a final dividend of RMB0.59 per share (tax inclusive) for the year ended 31 December 2010 to all of the Shareholders.

The annual general meeting of Yanzhou Coal Mining Company Limited (“Yanzhou Coal” or the “Company”) for the year 2010 (the “AGM”) was convened by the Company on 20 May 2011 and all the resolutions set out in the notice of AGM dated 25 March 2011 and the revised supplemental notice of AGM dated 29 April 2011 (collectively the “Notice of AGM”) were duly passed at the AGM. The convening of the AGM and all resolutions at the AGM were passed in compliance with the Company Law of the People’s Republic of China (“PRC”), the relevant laws and regulations and the requirements of the articles of association of the Company (the “Articles of Association”).

I.	CONVENING AND ATTENDANCE OF THE AGM

(1)	Convening of the AGM

1. Time	:	8:30 a.m. on 20 May 2011

2. Venue	:	Conference Room of Wai Zhao Building at 329 South Fushan Road, Zoucheng, Shandong Province, the PRC

3. Method	:	voting by poll

4. Convened by	:	the board of directors of the Company (the “Board”)

5. Chairman	:	Mr. Li Weimin, chairman of the Board

(2)	Attendance of the AGM

7 shareholders of the Company (the “Shareholders”) and proxies attended the AGM, representing 3,584,805,865 shares carrying voting rights or 72.89% of the total issued share capital of the Company, which was in compliance with the relevant legal requirements. Among which, 2,600,000,000 shares were domestic tradable shares subject to trading moratorium, 5,395,200 shares were domestic tradable shares not subject to trading moratorium and 979,410,665 shares were H shares. The number of shares entitling the holders to attend and vote for or against all the resolutions at the AGM totalled 4,918,400,000 shares. There are no shares of the Company entitling the holder to attend and vote only against any of the resolutions at the AGM.

II.	RESOLUTIONS CONSIDERED AND PASSED

The following resolutions were considered and passed through voting by way of registered poll at the AGM, details of which are set out in the Notice of AGM:

As ordinary resolutions:

1.	Approved the working report of the Board for the year ended 31 December 2010;

2.	Approved the working report of the supervisory committee of the Company for the year ended 31 December 2010;

3.	Approved the audited financial statements of the Company and its subsidiaries as at and for the year ended 31 December 2010;

4.	Approved the proposed profit distribution plan of the Company for the year ended 31 December 2010 and the Board was authorized to distribute such dividends to the Shareholders;

The Company is proposed to distribute a cash dividend of RMB0.59 per share (tax inclusive) to all of the Shareholders, totalling RMB2.9019 billion (tax inclusive) for the year 2010.

5.	Approved the proposal regarding the elections of non-independent directors of the fifth session of the Board.

Mr. Li Weimin, Mr. Wang Xin, Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang and Mr. Zhang Baocai were respectively elected as the non-independent directors of the fifth session of the Board at the AGM.

The non-independent directors of the fifth session of the Board shall hold office for a term of three years commencing from the conclusion of the AGM and ending on the date of the conclusion of the general meeting for the election of non-independent directors of the sixth session of the Board.

Mr. Dong Yunqing was democratically elected as the worker representative director of the fifth session of the Board by the employees of the Company.

6.	Approved the proposal regarding the elections of independent directors of the fifth session of the Board.

Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr. Wang Xiaojun and Mr. Xue Youzhi were respectively elected as the independent directors of the fifth session of the Board at the AGM.

The Shanghai Stock Exchange made no objection to the qualifications of the candidates for the independent directors of the Company.

The independent directors of the fifth session of the Board shall hold office for a term of three years commencing from the conclusion of the AGM and ending on the date of the conclusion of the general meeting for the election of independent directors of the sixth session of the Board.

7.	Approved the proposal regarding the elections of non-worker representative supervisors of the fifth session of the supervisory committee of the Company.

Mr. Song Guo, Mr. Zhou Shoucheng, Mr. Zhang Shengdong and Ms. Zhen Ailan were elected as the non-worker representative supervisors of the fifth session of the supervisory committee of the Company.

The supervisors of the fifth session of the supervisory committee shall hold office for a term of three years commencing from the conclusion of the AGM and ending on the date of the conclusion of the general meeting for the election of supervisors of the sixth session of the supervisory committee of the Company.

Mr. Wei Huanmin and Mr. Xu Bentai were democratically elected as the worker representative supervisors of the fifth session of the supervisory committee by the employees of the Company.

8.	Determined the remuneration of the directors and supervisors of the Company for the year ending 31 December 2011;

9.	Approved the proposal regarding renewal of liability insurance for directors, supervisors and senior management of the Company;

Approved the renewal of liability insurance with a maximum insurance coverage of USD15 million for the directors, supervisors and senior management of the Company.

10.	Approved the bidding by the Company for the mining rights of Zhuan Longwan Coal Mine Field in Inner Mongolia;

Approved the bidding by the Company at a consideration of RMB7,800,000,000 for the mining rights of Zhuan Longwan Coal Mine Field in Inner Mongolia;

Please refer to the announcements all dated 28 January 2011 for details: the announcement regarding the resolution passed at the nineteenth meeting of the fourth session of the Board, the announcement on successful bidding for mining rights of Zhuan Longwan coal mine field in Inner Mongolia and the announcement on investment made by the wholly-owned subsidiary of the Company and the successful bidding for the mining rights. The above announcements were published on the websites of the Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and the Company and/or on China Securities Journal (中國證券報) and Shanghai Securities News (上海證券報) in the PRC.

11.	Approved the appointment of external auditors of the Company for the year ending 31 December 2011 and their remuneration;

Grant Thornton Jingdu Tianhua (i.e. Grant Thornton and Grant Thornton Jingdu Tianhua) and Shine Wing Certified Public Accountants were appointed as the Company’s international and domestic auditors for the year 2011, respectively, until the conclusion of the next annual general meeting.

The remuneration of the auditors for the year ending 31 December 2011 are set out below:

(1)	The remuneration for auditing services on domestic businesses shall be RMB7,300,000, among which, each Shine Wing Certified Public Accountants and Grant Thornton Jingdu Tianhua will receive RMB3,650,000 respectively;

(2)	The remuneration for auditing services on overseas businesses shall be AUD$800,000;

(3)	The Board was authorized to determine and make payment of other service fees to the auditors of the Company.

As special resolutions:

12.	Approved the proposal on authorising the Company to handle matters in relation to financing activities at fixed interest rate

The Board was authorised and the management of the Company was delegated by the Board:

(1)	to the extent permitted by laws and regulations and according to the projects progress and capital needs of the Company, to raise no more than RMB20,000,000,000 by financing activities such as fixed-interest bank loans, short-term financing bonds and offshore RMB bonds, at appropriate time to supplement the working capital of the Company, adjust the Company’s debt portfolio and fund ongoing and new projects of the Company (the “financing activities”);

(2)	to formulate the detailed proposal of the financing activities, including the terms of financing agreements, size of financing, duration, interest rates, specific use of proceeds, arrangement for repayment of principal and interest and other relevant matters;

(3)	to sign any agreements and relevant legal documents relating to the financing activities and handle other relevant matters

13.	Approved the proposals regarding the amendments to the Articles of Association of Yanzhou Coal Mining Company Limited, the Rules of Procedure for Shareholders’ Meetings of Yanzhou Coal Mining Company Limited and the Rules of Procedure for the Board of Yanzhou Coal Mining Company Limited;

Please refer to the AGM circular of the Company dated 25 March 2011 for details of the amendments. The circular was published on the websites of the Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and the Company and/or on China Securities Journal (中國證券報) and Shanghai Securities News (上海證券報) in the PRC.

14.	Approved the general mandate to the Board to issue additional H shares of the Company during the relevant authorized period, based on the market condition and the Company’s needs, which shall not exceed 20% of the total amount of existing issued H shares of the Company as at the date of passing the resolution and to make corresponding amendments to the Articles of Association where appropriate;

15.	Approved the general mandate to the Board to repurchase H shares of the Company during the relevant authorized period, based on the market condition and the Company’s needs, which shall not exceed 10% of the total amount of existing issued H shares capital of the Company as at the date of passing the relevant resolution and to make corresponding amendments to the Articles of Association where appropriate.

The general mandate shall be subject to approval at the 2011 first class meeting of the holders of domestic shares and the 2011 first class meeting of the holders of H shares, which will be convened respectively.

The Company’s independent directors of the fourth session of the Board, namely Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian, and Mr. Wang Junyan, tendered a working report of the independent directors of the Company for the year ended 31 December 2010 at the AGM and reported the implementation of their duties in 2010.

Pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Company’s H share registrar, Hong Kong Registrars Limited has appointed Beijing King and Wood, PRC lawyers (“King and Wood”), as the scrutineer for the purpose of vote-taking at the AGM.

III.	PRESENCE OF LAWYER

The Company has appointed King & Wood to witness the relevant matters at the AGM. King & Wood accepted such appointment and authorized Tang Lizi to attend the AGM. King & Wood issued a legal opinion concluding that the procedures for convening and holding, the eligibilities of the shareholders in attendance either in person or by proxy and the polling procedures were in compliance with the requirements of the laws, regulations, departmental rules, normative documents and the Articles of Association; the eligibilities of the attendees and the convener of the AGM were valid and effective; the procedures and results for the voting were valid and effective and the resolutions passed at the AGM were valid and effective.

IV.	DISTRIBUTION OF FINAL DIVIDENDS

Pursuant to resolution No. 4 of the AGM set out above and as authorized at the AGM, the Board will distribute a final dividend for the year 2010 to:

(1)	holders of the Company’s domestic shares; and

(2)	holders of the Company’s overseas-listed foreign invested shares (in the form of H shares) whose names appear on the H share register of members of the Company at the close of business on Tuesday, 19 April 2011.

Details of distribution of dividends:

(a)	A final dividend of RMB0.59 per share (tax inclusive) shall be distributed to the Shareholders entitled to such dividends.

(b)	Pursuant to the Articles of Association, dividends payable to the Shareholders shall be declared in Renminbi. Dividends payable to holders of the Company’s domestic shares shall be paid in Renminbi while dividends payable to holders of the Company’s H shares shall be paid in Hong Kong dollars, in which case, the following formula shall apply:

Conversion formula for dividends per share (Renminbi to Hong Kong dollar)	=	Dividends per share in RMB
Average closing exchange rates for RMB to Hong Kong dollar as announced by Bank of China for the 5 working days prior to the announcement of payment of final dividend

For the purpose of calculating the Hong Kong dollar equivalent to the amount of dividends payable per H share of the Company, the average closing exchange rates for Renminbi to Hong Kong dollar as announced by Bank of China for the 5 working days prior to the announcement of payment of final dividend is Renminbi 0.837 = Hong Kong dollar 1.00. Accordingly, the amount of dividends which will be payable to the holders of H shares of the Company is Hong Kong dollar 0.70 per H share of the Company (tax inclusive).

(c)	Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China”, the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice of the State Administration of Taxation on Issues Relevant to the Withholding of Enterprise Income Tax on Dividends Paid by PRC Enterprises to Offshore Non-resident Enterprise Holders of H Shares”, all implemented in 2008, the Company is required to withhold enterprise income tax at the rate of 10% when distributing the final dividend to non-resident enterprise shareholders whose names appear on the H share register of members of the Company. Any H Shares registered in the name of non-individual shareholders, including HKSCC nominees Limited, other nominees, trustees or other groups and organizations will be treated as being held by non-resident enterprise shareholders and the Company will distribute the final dividend to such non-individual shareholders after withholding enterprise income tax of 10%. The 10% enterprise income tax will not be withheld from the final dividend payable to any natural person shareholders whose names appear on the H share register of members of the Company at the close of business on Tuesday, 19 April 2011.

The Company will strictly comply with the relevant laws and regulations to withhold for payment of enterprise income tax. After the withholding and payment of non-resident enterprise income tax by the Company, any enterprise shareholder who may be entitled to a deduction or exemption of enterprise income tax in accordance with the relevant laws, regulations or treaties may itself apply to the competent tax authority for a tax refund pursuant to the provisions of applicable laws, regulations or treaties. The Company will have no liability in respect of any claims arising from any delay in, or inaccurate determination of, the status of the shareholders or any disputes over the mechanism of withholding.

(d)	The Company will appoint Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the “Receiving Agent”) and will pay the Receiving Agent the final dividends declared in respect of the Company’s H shares, which will be held on trust pending payment to the holders of such shares. Such final dividends will be paid by the Receiving Agent on or before 30 June 2011 and will be dispatched by Hong Kong Registrars Limited to the holders of H shares of the Company who are entitled to receive the same by ordinary post at the risk of the holders of H shares of the Company.

(e)	Details regarding the distribution of dividends for holders of the Company’s domestic tradable shares will be announced separately in the PRC.

V.	BIOGRAPHIES OF THE NEWLY APPOINTED DIRECTORS

ZHANG Yingmin, aged 57, a researcher in engineering technology application with an EMBA degree, is currently the non-independent director of the fifth session of the Board and general manager of the Company and a director of Yankuang Group. Mr. Zhang joined the Company’s predecessor in 1971. Mr. Zhang became the head of Production and Technology Department of Yankuang Group in 1996. He became the head of Baodian Coal Mine in 2000. Mr. Zhang became an executive deputy general manager of the Company in 2002 and a deputy general manager of Yankuang Group in 2003. In 2004, Mr. Zhang became a director of Yankuang Group and became the chief of the safety supervision bureau of the Company from 2004 to 2007. Mr. Zhang was appointed as the general manager of the Company in 2011. Mr. Zhang graduated from Nankai University.

WANG Xianzheng, aged 64, a professor-level senior engineer with university education, is currently the independent non-executive director of the fifth session of the Board of the Company and a president of China Coal Industry Association and a member of the sixteenth session of China Central Discipline Inspection Committee. Mr. Wang was appointed as a vice minister of Ministry of Coal Industry and a party member from April 1995 to March 1998. He was appointed as the deputy head of the State Coal Industry Bureau, deputy head and a party member of the State Administration of Coal Mine Safety from March 1998 to August 2000. Mr. Wang was the vice governor of Shanxi province from August 2000 to May 2002 and became a standing member of the provincial committee in October 2001. From May 2002 to February 2005, he was appointed as the head and the secretary to the party committee of the State Administration Bureau of Work Safety (the State Administration of Coal Mine Safety). From February 2005 to May 2008, Mr. Wang was appointed as the deputy head and vice secretary to the party committee of the State Administration of Work Safety. Since January 2007, Mr. Wang has been appointed as the president of China Coal Industry Association. Mr. Wang is also an independent director of Beijing Haohua Energy Resource Company Ltd. Mr. Wang graduated from Fuxin School of Mining.

CHENG Faguang, aged 68, is a senior accountant with post-graduate education. Mr. Cheng is currently the independent non-executive director of the fifth session of the Board of the Company. He was appointed as the vice president of the people’s government of Ningxia Hui Autonomous Region from May 1988 to May 1992. He was a standing member and the executive vice president of the party committee of Ningxia Hui Autonomous Region from May 1992 to March 1994. Mr. Cheng was appointed as the chairman, president and secretary to the party committee of China Haohua Chemical (Group) Corporation, which was under the Ministry of Chemical Industry from March 1994 to May 1996. From May 1996 to May 2003, Mr. Cheng was the deputy head and a party member of the State Administration of Taxation. He was a member of the Financial and Economic Affairs Committee of the tenth National People’s Congress from March 2003 to March 2008. Mr. Cheng graduated from the Central University of Finance and Economics.

WANG Xiaojun, aged 57, a solicitor admitted in England and Wales and Hong Kong, is a holder of master degree in law. Mr. Wang is currently the independent non-executive director of the fifth session of the Board of the Company and a partner of Jun He Law Offices. He was admitted in the PRC, Hong Kong and England and Wales in 1988, 1995 and 1996, respectively. Mr. Wang has worked as a legal adviser in The Stock Exchange of Hong Kong Limited and Richards Butler. He was an independent non-executive director of the Company from 2002 to 2008. Meanwhile, Mr. Wang is also an independent non-executive director of the Guangzhou Shipyard International Company Limited, Zijin Mining Group Company Limited, Norinco International Cooperation Ltd and OP Financial Investments Limited. Mr. Wang graduated from the People’s University of China and the Graduate School of the Chinese Academy of Social Sciences.

Xue Youzhi, aged 46, holder of a master degree in business administration, a doctoral degree in economics and a postdoctoral degree in business administration. Mr. Xue is currently the independent non-executive director of the fifth session of the Board of the Company. He is also currently the vice president and a professor in the School of Business of Nankai University. Mr. Xue has rich experience in economics management and completed over a number of national social science fund projects. Mr. Xue became the dean of the School of Business of Nankai University in 2005. Mr. Xue graduated from Jilin University.

The Company has received confirmation of independence from each of Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr. Wang Xiaojun and Mr. Xue Youzhi pursuant to Rule 3.13 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited and on this basis, the Company considers them to be independent.

Each of the above newly appointed directors will enter into a service contract with the Company commencing from the conclusion of the AGM and ending on the conclusion of the 2013 annual general meeting of the Company.

Upon achieving the operational targets of the Company for the year 2011, the average remuneration of the non-independent directors and independent non-executive directors of the Company who would receive directors’ remuneration from the Company for the year 2011 shall be respectively determined at the amount representing an increment of 9% of the average remuneration of directors of the Company for the year 2010. The Company will take into consideration the operational conditions of the Company, the respective duties and responsibilities of the directors with the Group as well as the prevailing market rate in determining their remuneration.

All the above newly appointed directors confirm, save as disclosed above, (1) neither did they hold any other office in the Group nor did they hold any directorship in other public listed companies in the last three years (2) none of them have any relationship with any other directors, supervisors, senior management or substantial or controlling shareholders of the Company or its subsidiaries, (3) as at the date of this announcement, none of them have any interests in the shares of the Company within the meaning of Part XV (Hong Kong Ordinance Chapter 571) of the Securities and Futures Ordinance.

There is no other information in respect of their appointments which is discloseable pursuant to any of the requirements set out in Rule 13.51 (2) (h) to (v) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited nor are there any other matters that need to be brought to the attention of the Shareholders.

Please refer to the AGM circular of the Company dated 25 March 2011 for details of the newly appointed directors.

Appendix: Yanzhou Coal Mining Company Limited – Voting Results in Relation to the Resolutions Passed at the 2010 AGM

By order of the Board
Yanzhou Coal Mining Company Limited
Li Weimin
Chairman of the Board

Zoucheng, Shandong Province, the PRC

20 May 2011

As at the date of this announcement, the directors of the Company are Mr. Li Weimin, Mr. Wang Xin, Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr. Wang Xiaojun and Mr. Xue Youzhi.

Yanzhou Coal Mining Company Limited

Results of votes in relation to the resolutions passed at the 2010 AGM

No.	Resolution	No. of shares carrying voting rights	For			Against			Abstain
			No. of Votes		Percentage (%)	No. of Votes		Percentage (%)	No. of Votes		Percentage (%)
1	To approve the working report of the Board for the year ended 31 December 2010	3,584,457,865	Total:	3,584,355,145	99.9971%	Total:	102,720	0.0029%	Total:	0	0%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	72.5354%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0%
			Domestic tradable shares not subject to trading moratorium	5,395,200	0.1505%	Domestic tradable shares not subject to trading moratorium	0	0.0000%	Domestic tradable shares not subject to trading moratorium	0	0%
			H Shares:	978,959,945	27.3112%	H Shares:	102,720	0.0029%	H Shares:	—	—
2	To approve the working report of the supervisory committee of the Company for the year ended 31 December 2010	3,584,457,865	Total:	3,584,353,135	99.9971%	Total:	104,730	0.0029%	Total:	0	0%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	72.5354%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0%
			Domestic tradable shares not subject to trading moratorium	5,395,200	0.1505%	Domestic tradable shares not subject to trading moratorium	0	0.0000%	Domestic tradable shares not subject to trading moratorium	0	0%
			H Shares:	978,957,935	27.3112%	H Shares:	104,730	0.0029%	H Shares:	—	—
3	To approve the audited financial statements of the Company and its subsidiaries as at and for the year ended 31 December 2010	3,584,456,865	Total:	3,584,392,535	99.9982%	Total:	64,330	0.0018%	Total:	0	0%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	72.5354%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0%
			Domestic tradable shares not subject to trading moratorium	5,395,200	0.1505%	Domestic tradable shares not subject to trading moratorium	0	0.0000%	Domestic tradable shares not subject to trading moratorium	0	0%
			H Shares:	978,997,335	27.3123%	H Shares:	64,330	0.0018%	H Shares:	—	—

4	To approve the proposed profit distribution plan of the Company for the year ended 31 December 2010	3,584,803,647	Total:	3,584,692,057	99.9969%	Total:	111,590	0.0031%	Total:	0	0%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	72.5284%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0%
			Domestic tradable shares not subject to trading moratorium	5,395,200	0.1505%	Domestic tradable shares not subject to trading moratorium	0	0.0000%	Domestic tradable shares not subject to trading moratorium	0	0%
			H Shares:	979,296,857	27.3180%	H Shares:	111,590	0.0031%	H Shares:	—	—
5	To approve the elections of non-independent directors of the fifth session of the Board of Yanzhou Coal Mining Company Limited
(1)	To elect Mr. Li Weimin as a non-independent director of the fifth session of the Board of the Company	3,584,414,865	Total:	3,549,232,844	99.0185%	Total:	35,182,021	0.9815%	Total:	0	0%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	72.5363%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0%
			Domestic tradable shares not subject to trading moratorium	5,395,200	0.1505%	Domestic tradable shares not subject to trading moratorium	0	0.0000%	Domestic tradable shares not subject to trading moratorium	0	0%
			H Shares:	943,837,644	26.3317%	H Shares:	35,182,021	0.9815%	H Shares:	—	—
(2)	To elect Mr. Wang Xin as a non-independent director of the fifth session of the Board of the Company	3,583,926,865	Total:	3,564,395,204	99.4550%	Total:	19,531,661	0.5450%	Total:	0	0%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	72.5461%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0%
			Domestic tradable shares not subject to trading moratorium	5,395,200	0.1505%	Domestic tradable shares not subject to trading moratorium	0	0.0000%	Domestic tradable shares not subject to trading moratorium	0	0%
			H Shares:	959,000,004	26.7584%	H Shares:	19,531,661	0.5450%	H Shares:	—	—

(3)	To elect Mr. Zhang Yingmin as a non-independent director of the fifth session of the Board of the Company	3,584,751,865	Total:	3,564,853,004	99.4449%	Total:	19,898,861	0.5551%	Total:	0	0%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	72.5294%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0%
			Domestic tradable shares not subject to trading moratorium	5,395,200	0.1505%	Domestic tradable shares not subject to trading moratorium	0	0.0000%	Domestic tradable shares not subject to trading moratorium	0	0%
			H Shares:	959,457,804	26.7650%	H Shares:	19,898,861	0.5551%	H Shares:	—	—
(4)	To elect Mr. Shi Xuerang as a non-independent director of the fifth session of the Board of the Company	3,584,751,865	Total:	3,564,831,944	99.4443%	Total:	19,919,921	0.5557%	Total:	0	0%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	72.5294%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0%
			Domestic tradable shares not subject to trading moratorium	5,395,200	0.1505%	Domestic tradable shares not subject to trading moratorium	0	0.0000%	Domestic tradable shares not subject to trading moratorium	0	0%
			H Shares:	959,436,744	26.7644%	H Shares:	19,919,921	0.5557%	H Shares:	—	—
(5)	To elect Mr. Wu Yuxiang as a non-independent director of the fifth session of the Board of the Company	3,584,751,865	Total:	3,564,844,554	99.4446%	Total:	19,907,311	0.5554%	Total:	0	0%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	72.5294%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0%
			Domestic tradable shares not subject to trading moratorium	5,395,200	0.1505%	Domestic tradable shares not subject to trading moratorium	0	0.0000%	Domestic tradable shares not subject to trading moratorium	0	0%
			H Shares:	959,449,354	26.7647%	H Shares:	19,907,311	0.5553%	H Shares:	—	—
(6)	To elect Mr. Zhang Baocai as a non-independent director of the fifth session of the Board of the Company	3,584,751,865	Total:	3,564,857,644	99.4450%	Total:	19,894,221	0.5550%	Total:	0	0%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	72.5294%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0%
			Domestic tradable shares not subject to trading moratorium	5,395,200	0.1505%	Domestic tradable shares not subject to trading moratorium	0	0.0000%	Domestic tradable shares not subject to trading moratorium	0	0%
			H Shares:	959,462,444	26.7651%	H Shares:	19,894,221	0.5550%	H Shares:	—	—

6	To approve the elections of the independent directors of the fifth session of the Board of Yanzhou Coal Mining Company Limited
(1)	To elect Mr. Wang Xianzheng as an independent director of the fifth session of the Board of the Company	3,584,754,865	Total:	3,577,897,673	99.8087%	Total:	6,857,192	0.1913%	Total:	0	0%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	72.5294%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0%
			Domestic tradable shares not subject to trading moratorium	5,395,200	0.1505%	Domestic tradable shares not subject to trading moratorium	0	0.0000%	Domestic tradable shares not subject to trading moratorium	0	0%
			H Shares:	972,502,473	27.1288%	H Shares:	6,857,192	0.1913%	H Shares:	—	—
(2)	To elect Mr. Cheng Faguang as an independent director of the fifth session of the Board of the Company	3,584,754,865	Total:	3,577,895,653	99.8087%	Total:	6,859,212	0.1913%	Total:	0	0%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	72.5294%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0%
			Domestic tradable shares not subject to trading moratorium	5,395,200	0.1505%	Domestic tradable shares not subject to trading moratorium	0	0.0000%	Domestic tradable shares not subject to trading moratorium	0	0%
			H Shares:	972,500,453	27.1288%	H Shares:	6,859,212	0.1913%	H Shares:	—	—
(3)	To elect Mr. Wang Xiaojun as an independent director of the fifth session of the Board of the Company	3,584,754,865	Total:	3,577,899,293	99.8088%	Total:	6,855,572	0.1912%	Total:	0	0%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	72.5294%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0%
			Domestic tradable shares not subject to trading moratorium	5,395,200	0.1505%	Domestic tradable shares not subject to trading moratorium	0	0.0000%	Domestic tradable shares not subject to trading moratorium	0	0%
			H Shares:	972,504,093	27.1289%	H Shares:	6,855,572	0.1912%	H Shares:	—	—

(4)	To elect Mr. Xue Youzhi as an independent director of the fifth session of the Board of the Company	3,584,754,865	Total:	3,578,239,153	99.8182%	Total:	6,515,712	0.1818%	Total:	0	0%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	72.5294%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0%
			Domestic tradable shares not subject to trading moratorium	5,395,200	0.1505%	Domestic tradable shares not subject to trading moratorium	0	0.0000%	Domestic tradable shares not subject to trading moratorium	0	0%
			H Shares:	972,843,953	27.1383%	H Shares:	6,515,712	0.1818%	H Shares:	—	—
7	To approve the elections of the non-worker representative supervisors of the fifth session of the supervisory committee of Yanzhou Coal Mining Company Limited
(1)	To elect Mr. Song Guo as a non-worker representative supervisor of the fifth session of the supervisory committee of the Company	3,584,456,265	Total:	3,502,202,852	97.7053%	Total:	82,253,413	2.2947%	Total:	0	0%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	72.5355%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0%
			Domestic tradable shares not subject to trading moratorium	5,395,200	0.1505%	Domestic tradable shares not subject to trading moratorium	0	0.0000%	Domestic tradable shares not subject to trading moratorium	0	0%
			H Shares:	896,807,652	25.0193%	H Shares:	82,253,413	2.2947%	H Shares:	—	—
(2)	To elect Mr. Zhou Shoucheng as a non-worker representative supervisor of the fifth session of the supervisory committee of the Company	3,584,444,765	Total:	3,570,989,320	99.6246%	Total:	13,455,445	0.3754%	Total:	0	0%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	72.5356%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0%
			Domestic tradable shares not subject to trading moratorium	5,395,200	0.1505%	Domestic tradable shares not subject to trading moratorium	0	0.0000%	Domestic tradable shares not subject to trading moratorium	0	0%
			H Shares:	965,594,120	26.9385%	H Shares:	13,455,445	0.3754%	H Shares:	—	—

(3)	To elect Mr. Zhang Shengdong as a non-worker representative supervisor of the fifth session of the supervisory committee of the Company	3,584,445,365	Total:	3,499,368,022	97.6265%	Total:	85,077,343	2.3735%	Total:	0	0%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	72.5356%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0%
			Domestic tradable shares not subject to trading moratorium	5,395,200	0.1505%	Domestic tradable shares not subject to trading moratorium	0	0.0000%	Domestic tradable shares not subject to trading moratorium	0	0%
			H Shares:	893,972,822	24.9403%	H Shares:	85,077,343	2.3735%	H Shares:	—	—
(4)	To elect Ms. Zhen Ailan as a non-worker representative supervisor of the fifth session of the supervisory committee of the Company	3,584,445,355	Total:	3,570,997,103	99.6248%	Total:	13,448,252	0.3752%	Total:	0	0%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	72.5356%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0%
			Domestic tradable shares not subject to trading moratorium	5,395,200	0.1505%	Domestic tradable shares not subject to trading moratorium	0	0.0000%	Domestic tradable shares not subject to trading moratorium	0	0%
			H Shares:	965,601,903	26.9387%	H Shares:	13,448,252	0.3752%	H Shares:	—	—
8	To determine the remuneration of the directors and supervisors of the Company for the year ending 31 December 2011;	3,546,184,556	Total:	3,545,600,332	99.9835%	Total:	584,224	0.0165%	Total:	0	0%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	73.3182%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0%
			Domestic tradable shares not subject to trading moratorium	5,395,200	0.1521%	Domestic tradable shares not subject to trading moratorium	0	0.0000%	Domestic tradable shares not subject to trading moratorium	0	0%
			H Shares:	940,205,132	26.5131%	H Shares:	584,224	0.0165%	H Shares:	—	—

9	To approve the renewal of liability insurance for directors, supervisors and senior management of the Company	3,486,863,448	Total:	2,783,824,409	79.8375%	Total:	703,039,039	20.1625%	Total:	0	0%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	74.5656%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0%
			Domestic tradable shares not subject to trading moratorium	5,001,800	0.1434%	Domestic tradable shares not subject to trading moratorium	393,400	0.0113%	Domestic tradable shares not subject to trading moratorium	0	0%
			H Shares:	178,822,609	5.1285%	H Shares:	702,645,639	20.1512%	H Shares:	—	—
10	To approve the bidding by the Company for the mining rights of Zhuan Longwan Coal Mine Field in Inner Mongolia	3,584,108,265	Total:	3,584,029,915	99.9978%	Total:	78,350	0.0022%	Total:	0	0%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	72.5425%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0%
			Domestic tradable shares not subject to trading moratorium	5,395,200	0.1505%	Domestic tradable shares not subject to trading moratorium	0	0.0000%	Domestic tradable shares not subject to trading moratorium	0	0%
			H Shares:	978,634,715	27.3048%	H Shares:	78,350	0.0022%	H Shares:	—	—
11	To approve the appointment of external auditors of the Company for the year ending 31 December 2011 and their remuneration	3,584,456,865	Total:	3,577,120,141	99.7953%	Total:	7,336,724	0.2047%	Total:	0	0%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	72.5354%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0%
			Domestic tradable shares not subject to trading moratorium	5,395,200	0.1505%	Domestic tradable shares not subject to trading moratorium	0	0.0000%	Domestic tradable shares not subject to trading moratorium	0	0%
			H Shares:	971,724,941	27.1094%	H Shares:	7,336,724	0.2047%	H Shares:	—	—
12	To approve the resolution on authorising the Company to handle matters in relation to financing activities at fixed interest rate	3,530,920,116	Total:	2,855,114,630	80.8604%	Total:	675,805,486	19.1396%	Total:	0	0%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	73.6352%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0%
			Domestic tradable shares not subject to trading moratorium	5,395,200	0.1528%	Domestic tradable shares not subject to trading moratorium	0	0.0000%	Domestic tradable shares not subject to trading moratorium	0	0%
			H Shares:	249,719,430	7.0724%	H Shares:	675,805,486	19.1396%	H Shares:	—	—

13	To approve the proposals regarding the amendments to the Articles of Association of Yanzhou Coal Mining Company Limited, the Rules of Procedure for Shareholders’ Meetings of Yanzhou Coal Mining Company Limited and the Rules of Procedure for the Board of Yanzhou Coal Mining Company Limited	3,583,562,845	Total:	3,532,507,178	98.5753%	Total:	51,055,667	1.4247%	Total:	0	0%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	72.5535%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0%
			Domestic tradable shares not subject to trading moratorium	5,001,800	0.1396%	Domestic tradable shares not subject to trading moratorium	393,400	0.0110%	Domestic tradable shares not subject to trading moratorium	0	0%
			H Shares:	927,505,378	25.8822%	H Shares:	50,662,267	1.4137%	H Shares:	—	—
14	To approve the general mandate to the Board to issue additional H shares of the Company	3,584,792,175	Total:	2,797,416,440	78.0357%	Total:	787,375,735	21.9643%	Total:	0	0%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	72.5286%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0%
			Domestic tradable shares not subject to trading moratorium	5,395,200	0.1505%	Domestic tradable shares not subject to trading moratorium	0	0.0000%	Domestic tradable shares not subject to trading moratorium	0	0%
			H Shares:	192,021,240	5.3566%	H Shares:	787,375,735	21.9643%	H Shares:	—	—

15	To approve the general mandate to the Board to repurchase H shares of the Company	3,584,805,865	Total:	3,584,703,145	99.9971%	Total:	102,720	0.0029%	Total:	0	0%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	72.5283%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0%
			Domestic tradable shares not subject to trading moratorium	5,395,200	0.1505%	Domestic tradable shares not subject to trading moratorium	0	0.0000%	Domestic tradable shares not subject to trading moratorium	0	0%
			H Shares:	979,307,945	27.3183%	H Shares:	102,720	0.0029%	H Shares:	—	—

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC